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                                                                    EXHIBIT 99.2

                                  CERTIFICATION
              PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

         Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. Section 1350(a) and (b)), the undersigned hereby certifies that:

                  1. the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "Annual Report") of CryptoLogic Inc. (the "Company") fully complies with the requirements of Section 13(a) or
         Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)), and

                  2. the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                           /s/ Lewis Rose
                                           -------------------------------------
                                           Lewis Rose
                                           President and Chief Executive Officer

Date: June 13, 2003